BRAD RODGERS

Vice President — Senior Counsel

Writer’s Direct Number: (205) 268-1113

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: max.berueffy@protective.com

July 22, 2020

Via EDGAR and E-mail

Ms. Elisabeth M. Bentzinger

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:                             Protective Investors Benefit Advisory Variable Annuity

Protective Variable Annuity Separate Account

Registration Statement on Form N-4

File Nos. 333-237747; 811-08108

Protective Investors Benefit Advisory Variable Annuity NY

Variable Annuity Account A of Protective Life

Registration Statement on Form N-4

File Nos. 333-238855; 811-08537

Dear Ms. Bentzinger:

On April 20, 2020 and June 1, 2020, Protective Life Insurance Company  and Protective Life and Annuity Insurance Company (together, the “Companies”) and their separate accounts filed the above-referenced initial registration statements respectively on Form N-4 with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Registration Statements”) for certain flexible premium deferred variable and fixed annuity contracts (the “Contracts”).  On behalf of the Companies and their separate accounts, we are transmitting this letter in response to comments received from the staff of the Commission (“Commission Staff”) in a letter to counsel for the Companies dated June 18, 2020 and in anticipation of filing with the Commission Pre-Effective Amendments No. 1 (the “Amendments”) to the Registration Statements.

The paragraphs below provide the Company’s response to each comment raised by the Commission Staff.  For the Commission Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  We have enclosed pages from the draft

Amendment marked to indicate the changes from the Registration Statement that we propose to make in response to the Commission Staff’s comments.

General

1.              Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to each registration statement.  We may have further comments when you supply the omitted information.

Response:                 The Company confirms that all missing information, including all exhibits, will be filed in the Amendment to the Registration Statement.

2.              Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the Companies will be solely responsible for any benefits or features associated with the Contract.

Response:                 There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the Contract.  The Company is solely responsible for paying out on any guarantees associated with the Contract.

3.              To facilitate investor review, please add page numbering to the prospectuses and statements of additional information.

Response:                 The Company has added page numbering as recommended by the Commission Staff.

4.              (PLIC Only) Please update the contract name on the front cover page of the prospectus as well as the EDGAR class identifier to reflect the new product name.

Response:                 The Company has made the change as recommended by the Commission Staff.

Rate Sheet Prospectus Supplement

5.              Please clarify the second sentence of the third paragraph, and clearly explain when the supplement is no longer effective (e.g., ten calendar days following its date, when superseded by subsequent supplement, etc.).  Please also state the minimum initial Purchase Payment amount and time frame for receipt rather than referring the applicant to the prospectus, and also provide this information for Contracts purchased through the replacement of an existing annuity contract.

Response:                 The Company has modified the subject paragraph to read as follows, “The Rate Sheet Prospectus Supplement and rates below are effective until superseded by a subsequent Rate Sheet Prospectus Supplement. The rates apply for applications that are signed on or after            , 2020, and that we receive in Good Order within ten calendar days of the date this Supplement is superseded by the subsequent Rate Sheet Prospectus Supplement. We must also receive at least the minimum initial Purchase Payment ($5,000) within the ten calendar days.”, as recommended by the Commission Staff.

Cover Page

6.              (PLIC Only) Please update the date of the prospectus.

Response:                 The Company has made the change as recommended by the Commission Staff.

7.              The fourth sentence of the first paragraph states that the Contract is only available through Financial Intermediaries that may charge an Advisory Fee (emphasis added). Please revise the disclosure to state that such intermediaries will charge an Advisory Fee, or explain the circumstances under which an intermediary may not do so.  Please also state that if the Owner elects to pay the Advisory Fee from his or her Contract Value, then this deduction may reduce the death benefits and may be subject to federal and state income taxes and a 10% federal penalty tax.

Response:                 Financial Intermediaries may choose not to charge a fee for the management of this Contract.  This Contract may be a portion of the client’s overall assets managed by the Financial Intermediary, and the advisory agreement between the Financial Intermediary and the client may exclude the Contract.  The Companies have no control or knowledge of whether a Financial Intermediary is charging an advisory fee unless that fee is deducted from the Contract.  However, it is fair to assume that most Financial Intermediaries will charge an advisory fee for the management of the Contract. To clarify this point, the Company has added disclosure as follows, “The fee that your Financial Intermediary charges you for the management of the Contract Value (“Advisory Fee”) is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses for the Contract that are described in this prospectus (although some Financial Intermediaries may choose not to charge you an Advisory Fee). If the Owner elects to pay the Advisory Fee from his or her Contract Value, then this deduction may reduce the death benefits and may be subject to federal and state income taxes and a 10% federal penalty tax.”

8.              As indicated elsewhere in the prospectus, an Owner cannot make any additional Purchase Payments under the Contract once the Owner begins taking withdrawals under the SecurePay rider, or beginning two years after the date the rider is issued, whichever comes first.  Please state this in the second paragraph when discussing the SecurePay rider, and briefly disclose the potential consequences of this restriction (e.g., it limits the ability to increase Contract Values, the death benefits (particularly the Return of Purchase Payments Death Benefit), and the values under the SecurePay rider).

Response:                 The Company has added the disclosure recommended by the Commission Staff.

9.              In the first sentence of the second paragraph following the list of Funds, please replace “basic information” with “a description of all material features.”

Response:                 The Company has made the change as recommended by the Commission Staff.

Definitions

10.       Please define “Benefit Period,” which is a term used throughout the prospectus.

Response:                 The Company has added the term “Benefit Period” to the “Definitions” section, and has defined the term as, “the period between the Benefit Election Date and any event which would cause the rider to terminate.”, as recommended by the Commission Staff.

Fees and Expenses

11.       To avoid investor confusion, please remove the disclosure in the narrative preceding the Owner Transaction Expenses table stating that premium taxes may also be deducted, as the table includes a line item for premium taxes.

Response:                 The Company has removed the disclosure as recommended by the Commission Staff.

12.       In that same paragraph, please state that the fees and expenses do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value or other assets of the Owner, and that if such charges were reflected, costs would be higher.

Response:                 The Company has added the following disclosure to address the Commission Staff’s comment, “These fees and expenses do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value or other assets of the Owner for the provision of investment advice.  If such charges were reflected, costs would be higher.”

13.       In the Example of Charges, rather than stating that the examples assume an investment return of 5% “net of advisory fees being paid,” please more clearly state that the examples do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value or other assets of the Owner, and that if such fees were reflected, costs would be higher.

Response:                 The Company has made the change as recommended by the Commission Staff.

14.       The Contract does not impose surrender charges.  Accordingly, please revise the caption for the first set of each example stating “[i]f you surrender the Contract at the end of the applicable time period” to include surrender, no surrender, and annuitization.  Along those same lines, please remove the second set of each example stating “[i]f you annuitize(*) or remain invested in the Contract at the end of the applicable time period.” See Instructions 21(h) and (i) to Item 3(a) of Form N-4.

Response:                 The Company has revised the examples to comply with the Commission Staff’s comment.

15.       (PLAIC Only) Please combine the two footnotes following the Example of Charges in accordance with plain English principles.

Response:                 The disclosure which states that an Owner may not chose an Annuity Date that is less than three years after the most recent Purchase Payment is incorrect, and has been removed from the following sections of both prospectuses: in the “Example of Charges” section (one of the two subject footnotes), in the “Summary — What are the Purchase Payments” section, in the “Description of the Contract — Purchase Payments” section, in the “Annuity Payments — Annuity Date” section, and in the “Annuity Payments — Changing the Annuity Date” section. The removed disclosure applies to commission-based products and not fee-based products. Therefore, the erroneous footnote was removed and was not combined with the other correct footnote.

Summary — What is the SecurePay Rider?

16.       Please add disclosure to this section to alert potential investors to the contingent nature of the benefits under this rider(i.e., that: (i) withdrawals while the Contract Value is greater than zero are withdrawals of the investor’s own money; (ii) the Company is only required to start using its own money to make lifetime income payments to the Owner when and if the Owner’s Contract Value is reduced to zero (other than due to an Excess Withdrawal); and (iii) the investor may never receive lifetime income payments from the Company’s money).  Please provide corresponding disclosure in the introduction to the SecurePay Rider section of the prospectus.

Response:                 The Company has added the disclosure as follows, “Withdrawals from your contract while your Contract Value is greater than zero will be deducted from your Contract Value and not from our General Account assets. If your Contract Value is reduced to zero (other than due to an Excess Withdrawal), the Company will make lifetime income benefit payments from its own assets. Therefore, it is possible that the Owner may not receive lifetime income benefit payments derived from the Company’s assets.”, as recommended by the comment from the Commission Staff. The Company has added this same language to the “SecurePay Rider” section of the prospectus as well.

17.       The second paragraph states that annual aggregate withdrawals on or after the Benefit Election Date that exceed the Annual Withdrawal Amount (AWA) will result in a reduction of the rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will reduce the Benefit Base and corresponding AWA.  Please also state that any withdrawals made on or after the Rider Issue Date but prior to the Benefit Election Date — including automatic withdrawals — will similarly result in a reduction in the Benefit Base and corresponding AWA, and may even significantly reduce or eliminate the value of such benefits.

Please provide corresponding disclosure elsewhere in the prospectus when discussing Excess Withdrawals (e.g., when discussing “Important Considerations” as to when one should not purchase the rider in the introduction to the SecurePay Rider section of the prospectus; in “Important Considerations” under “ Beginning Your SecurePay Withdrawals” in the

SecurePay Rider section of the prospectus; etc.)  Alternatively, to enhance investor understanding, please consider characterizing withdrawals made on or after the Rider Issue Date but prior to the Benefit Election Date — including automatic withdrawals — as Excess Withdrawals.

Response:                 The Company has added the disclosure to the subject paragraph as follows, “Any  withdrawals made on or after the Rider Issue Date but prior to the Benefit Election Date — including automatic withdrawals — will similarly result in a reduction in the Benefit Base and corresponding AWA, and may even significantly reduce or eliminate the value of such benefits.”, as recommended by the Commission Staff. The Company believes this disclosure is most effectively communicated by addition to the following areas: in the “Beginning Your SecurePay Withdrawals” section and the “Calculating the Benefit Base Before the Benefit Election Date” section of the prospectus, and has made said additions. Placement of the disclosure in these sections seems to be natural in that we are already discussing the considerations of when to set the Benefit Election Date. Furthermore, this is not an issue regarding the selection of withdrawals before the Benefit Election date, but rather an instance in which the Owner failed to set their Benefit Election Date when they should have. For that reason, it does not seem appropriate to add the disclosure to the Important Considerations section.

18.       When stating that all withdrawals reduce the Contract Value and death benefit, please also disclose that withdrawals may be subject to federal and state income taxes, as well as a 10% federal tax penalty if made prior to age 59 ½.

Response:                 The Company has added the language as recommended by the Commission Staff.

Summary — Can Advisory Fees be Paid from the Contract Value?

19.       As indicated elsewhere in the prospectus, the Contract is only available for purchase through Financial Intermediaries who charge Advisory Fees. Accordingly, please revise the first sentence of this paragraph, which states, “if” the Owner has purchased the Contract through a Financial Intermediary who charges and Advisory Fee, to be clear that the Contract is only available for purchase through Financial Intermediaries who charge such fees.

Response:                 Financial Intermediaries may choose not to charge a fee for the management of this Contract.  This Contract may be a portion of the client’s overall assets managed by the Financial Intermediary, and the advisory agreement between the Financial Intermediary and the client may exclude the Contract.  The Companies have no control or knowledge of whether a Financial Intermediary is charging an advisory fee unless that fee is deducted from the Contract.  However, it is fair to assume that most Financial Intermediaries will charge an advisory fee for the management of the Contract. To clarify this point, the Company has revised the subject disclosure as follows, “The fee that your Financial Intermediary charges you for the management of the Contract Value (“Advisory Fee”) is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses for the Contract that are described in this prospectus (although some Financial Intermediaries may choose not to charge you an Advisory Fee).”

20.       Please (a) clearly disclose that if Advisory Fees are deducted from Contract Value, the payment of such fees could be considered a withdrawal for tax purposes; (b) explain the consequences of treating Advisory Fees as withdrawals (e.g., the Advisory Fee could be subject to federal and state income taxes and a possible 10% federal penalty tax if withdrawn before age 59 ½); and (c) remove the statement that the deduction of the Advisory Fee will not reduce the value of any optional benefit, and clarify that because such deduction will reduce the Contact Value, the death Benefits under the Contract may also be reduced, perhaps significantly, and such deduction may also limit the potential for increases in SecurePay rider values.

Response:                 The Company has removed the statement that the deduction of the Advisory Fee, “ will not reduce the value of any optional benefit you have purchased.”, and has added disclosure to the same section as follows, “The deduction of the Advisory Fee will reduce your Contract Value and, as a result, also may reduce the death benefits under your Contract and the potential for increases in the SecurePay Pro rider benefits. We will not treat Advisory Fees paid from your Contract as taxable withdrawals for income tax reporting purposes if certain conditions are met.  See “Description of the Contract — Surrenders and Withdrawals — Payment of Advisory Fees” for more information on the applicable conditions.  Regardless of whether we tax report Advisory Fees from your Contract, federal and/or state taxing authorities could determine that such Advisory Fees should be treated as taxable withdrawals from your Contract, in which case the amount of the Advisory Fees deducted from your Contract Value could be included in your gross income for state and federal income tax purposes and a 10% additional tax could apply if the Advisory Fees were deducted from your Contract Value before you attained age 59½.”, as recommended by the Commission Staff.

The Company, Variable Account and Funds — Protective Life Insurance Company

21.       The prospectus states that any amounts that the Company may pay from its general account (such as amounts allocated to the Fixed Account and the DCA Accounts and any guarantees that exceed Contract Value (i.e., enhanced death benefits and the SecurePay rider)) are subject to the Company’s financial strength and claims-paying ability.  Given the significant market events that have occurred as a result of the COVID-19 pandemic, please consider whether this disclosure should be revised based on how these events could affect each Company’s financial strength and claims-paying ability, including the ability to timely process claims.  We note that this would be in addition to the disclosure towards the back of the prospectus stating that the pandemic could interrupt the Company’s business operations.  If the Company believes that no additional disclosure is warranted, please explain supplementally why not.

Response:                 The Company has considered the SEC Staff comment and believes that the market events resulting from the COVID-19 pandemic have not negatively affected the Company’s financial strength and claims paying ability, including the Company’s ability to timely process claims under the variable and non-variable insurance contracts the Company issues.  For those reasons, the Company does not believe that any additional disclosure along the lines raised by the Staff Comment is warranted or appropriate at this time.

The Company, Variable Account and Funds — Protective Variable Annuity Separate Account

22.       Please remove the third paragraph, which briefly discussed the SecurePay rider investment restrictions, to the section of the prospectus that describes the Funds (captioned “The Company, Variable Account and Funds — The Funds”).  Please clarify in the disclosure that the options for allocating Purchase Payments and Contract Value will be restricted under the SecurePay rider to minimize the risk that the Company will be required to make lifetime payments under the rider from its general account.

Response:                 The Company has relocated the subject disclosure to the section recommended by the Commission Staff. The Company has also added disclosure as follows, “The options for allocating Purchase Payments and Contract Value are restricted under the SecurePay rider to limit the risk that the Company will be required to make lifetime payments under the SecurePay rider from Protective Life’s general account.”

The Company, Variable Account and Funds — The Funds

23.       When describing the Company’s criteria for selecting underlying funds, please disclose whether the Company considers any affiliations or other special relationships with any underlying funds (e.g., the Company’s role in co-developing an asset allocation program for the Clayton Street Trust funds offered under the Contract; the relationship between the Company’s indirect parent, The Dai-ichi Life Insurance Company, Limited, and Janus Henderson Group plc, the indirect parent to the Clayton Street Trust funds’ investment advisor).  Please also disclose any conflicts of interest that may arise as a result of such relationships when selecting funds to be offered as investment options under the Contract.

Response:                 It is the view of the Companies that the list of criteria each Company considers in the choosing the underlying funds to make available under the Contract as currently disclosed in the prospectus is complete.  The Companies also note that Dai-ichi owns a very small percentage of Janus Henderson Group plc (16.88 percent as of 6/30/20) and that neither Company nor its affiliates receives 12b-1 fee payments or any other payments from the Clayton Street Trust and its affiliates in an amount greater than that provided by other underlying funds available under the Contract.  For these reasons, the Companies believe that the disclosure recommended by the Commission Staff would be misleading and otherwise inappropriate.  Therefore, the Companies respectfully decline to comply with the Commission Staff comment.

Description of the Contract — Parties to the Contract - Owner

24.       In the last paragraph, please clarify that for one year after any change of ownership the death benefit will equal the Contract Value regardless of whether the Return of Purchase Payments Death Benefit has been selected.

Response: The Company has added the italicized language suggested by the Commission Staff.

Description of the Contract — Purchase Payments

25.       The disclosure states that the Company reserves the right to limit Purchase Payments, and that doing so could restrict the ability of an Owner to increase Contract Value through subsequent Purchase Payments.  Please also state that such limitations could prevent increases in the death benefits (particularly the Return of Purchase Payments Death Benefit) and in the values under the SecurePay rider.  Please further clarify in the disclosure that the Company does limit Purchase Payments in connection with the SecurePay rider.

Response:                 The Company has modified the subject sentence of the disclosure to read as follows, “If we exercise our right to suspend, reject, and/or place limitations on the acceptance and/or allocation of subsequent Purchase Payments, you may be unable to, or limited in your ability to, increase your Contract Value through subsequent Purchase Payments and therefore may limit increases in the Return of Purchase Death Benefit and the values of the SecurePay Rider.”, as recommended by the Commission Staff. The Company has also added the following disclosure to the same paragraph, “The Company restricts Purchase Payments in connection with the SecurePay Rider. (See “ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS.”)”, as recommended by the Commission Staff.

Description of the Contract — Variable Account Value — Determination of Accumulation Units

26.       In the last paragraph, please revise the second sentence to include Advisory Fees in the list of charges that result in cancellation of Accumulation Units without notice or instruction.

Response: The Company has added the language suggested by the Commission Staff.

Description of the Contract - Transfers

27.       (PLIC Only) In the first paragraph, please clarify that transfer requests received after the end of a Valuation Period will be processed at the price determined as of the end of the next Valuation Period.

Response:                 The Company has added the language suggested from the Commission Staff.

Description of the Contract — Transfers — Dollar Cost Averaging

28.       (PLAIC Only) The first sentence in the fifth paragraph states that if the SecurePay rider is selected, an Owner may allocate Purchase Payments only to a DCA Account.  Please revise this statement, as an Owner is not restricted to only the DCA Accounts if the SecurePay rider is purchased.

Response:                 The Company has made the change as recommended by the Commission Staff.

Description of the Contract — Surrenders and Withdrawals - Withdrawals

29.       Please explain the legal basis under Section 22(e) of the 1940 Act for prohibiting withdrawals while Contract Value is below $5,000 and withdrawals that would reduce Contract Value below $5,000.  Please explain supplementally why the Company has not instituted involuntary redemption procedures under such scenarios.  See Item 11(d) of the Form N-4.

Response:                 The Company’s practice to treat a request for withdrawal that would reduce Contract Value below $5,000 or a request for withdrawal while Contract Value is below $5,000 as not in Good Order and request for follow up instructions from the Owner is intended to avoid situations where the Owner unintentionally surrenders the Contract.  If in response to the request for follow up instructions the Owner confirms his or her intention to proceed with the withdrawal, the Company would treat the request for withdrawal as a request to surrender the Contract.  However, to clarify the procedures the Company has in place, the Company has revised the subject paragraph to read as follows:

At any time before the Annuity Date, you may request a withdrawal of your Contract Value provided the Contract Value remaining after the withdrawal is at least $5,000. We will treat a request for withdrawal that reduces your Contract Value below $5,000 or a request for withdrawal while your Contract Value is below $5,000, as a request to surrender your Contract. If you make such a request, we will first attempt to contact you to confirm your instruction to surrender the Contract before we process the request and pay you the surrender value in a lump sum.  If we are unable to contact you within five days of our receipt of your request in Good Order, we will process your request as a request for surrender.

We will, however, process deductions from your Contract Value to pay Advisory Fees pursuant to a valid Advisory Fee Authorization, even if they reduce your Contract Value below $5,000 or are deducted while your Contract Value is below $5,000.  We do not treat such deductions to pay Advisory Fees as a request to surrender the Contract.

Description of the Contract — Surrenders and Withdrawals — Surrender Value

30.       In the second paragraph, please describe “gross” and “net” withdrawals in accordance with plain English principles (i.e., the Company will deduct any applicable premium tax from the Contract Value withdrawn (a “gross” withdrawal) or from the Contract Value remaining following the withdrawal (a “net” withdrawal)).

Response:                 The Company has revised the subject paragraph to address the Commission Staff’s comment as follows, “If you request a withdrawal, the amount you will receive depends on whether you request a “gross” withdrawal or a “net” withdrawal.  If you request a “net” withdrawal, you will receive the exact amount you requested although any applicable premium taxes will be withdrawn from the Contract Value in excess of your requested net withdrawal amount.  If you request a “gross” withdrawal, you will receive an amount equal to the Contract Value withdrawn minus any applicable premium tax.”

Description of the Contract — Surrenders and Withdrawals — Payment of Advisory Fees

31.       To ensure prominence of the impact of Advisory Fee deductions under the Contract, please move the third paragraph to follow the first paragraph of this section.  Further, when stating that the tax treatment of Advisory Fees deducted from Contract Value is uncertain, please explain the consequences if such fees are treated as withdrawals for tax purposes (e.g., the Advisory Fee could be subject to federal and state income taxes and a possible 10% federal penalty tax if withdrawn before age 59 ½).  Please also describe the “certain conditions that must be met” in order for the Company to not treat such deductions as taxable withdrawals, and explain supplementally the Company’s legal basis for such treatment, including whether the Company has obtained a Private Letter Ruling from the Internal Revenue Service.

Response:                 The Company has revised the subject paragraph to read as follows, “Generally, we will not treat the Advisory Fee paid from your Contract Value as a taxable withdrawal if certain conditions are met. In that regard, the IRS has issued multiple private letter rulings (PLRs) concluding that similar advisory fees paid from qualified annuity contracts (such as IRAs) do not result in taxable distributions from such contracts.  More recently, between August 2019 and March 2020, the IRS issued 20 PLRs reaching the same conclusion with respect to similar advisory fees paid from non-qualified annuity contracts.  PLRs generally can be relied upon only by the taxpayers who obtained them.  Protective Life has not obtained such a PLR as of the date of this prospectus, but plans to do so in the future.  In any event, Protective Life will follow the conclusions reached in those PLRs, provided that the requirements of those PLRs are met.  To meet those requirements, you and your investment adviser must provide a written Advisory Fee Authorization form (which we will provide to you) that sets forth the amount of the Advisory Fees and the frequency with which the Advisory Fees should be deducted from your Contract Value and paid to your adviser.  The Advisory Fees may not exceed an amount equal to an annual rate of 1.5% of the Contract’s Contract Value and they may be used to compensate your adviser only for investment advice provided to you with respect to the Contract and not for any other services.  During any period for which the Advisory Fee Authorization is in effect, the Advisory Fees that are subject to such authorization must be paid solely out of the Contract Value and you, as the Owner, may not pay such Advisory Fees directly to the adviser.  The Advisory Fee Authorization must be irrevocable with respect to Advisory Fees paid and to Advisory Fees accrued but not yet paid.

Because the only IRS guidance addressing the treatment of advisory fees paid from your Contract are PLRs rather than more precedential guidance, the federal income tax treatment of

Advisory Fees paid from your Contract Value remains somewhat uncertain.  Regardless of how Protective Life treats the payment of such Advisory Fees for tax reporting purposes, federal and/or state taxing authorities could determine that the Advisory Fees should be treated as taxable withdrawals from your Contract, in which case the amount of the Advisory Fees deducted from your Contract Value could be included in your gross income for state and federal income tax purposes and a 10% additional tax could apply if the Advisory Fees were deducted from your Contract Value before you attained age 59½.  You should consult a tax adviser regarding the tax treatment of Advisory Fees paid from your Contract Value and consider whether paying such Advisory Fees from another source might be more appropriate for you. (See “FEDERAL TAX MATTERS” and “ADVISORY FEES PAID FROM YOUR CONTRACT VALUE.”)”, as recommended by the Commission Staff.

32.       Similarly, to ensure prominence, please move the second sentence of the second paragraph to the beginning of this section.  Please remove the statement that the deduction of the Advisory Fee will not reduce the value of any optional benefit, and clarify that because such deduction will reduce the Contract Value, the death benefits under the Contract may also be reduced, perhaps significantly.  Please also explain that while such deductions will not count as withdrawals under the SecurePay rider, ongoing deductions will reduce the Contract Value and therefore may limit the potential for increasing the rider’s Annual Withdrawal Amount and Benefit Base through higher Contract Values on Contract Anniversaries.

Response:                 In response to the Commission Staff comment, the Companies have added the following disclosure after the first paragraph under “Description of the Contract — Surrenders and Withdrawals — Payment of Advisory Fees” section:

“The deduction of the Advisory Fee will reduce your Contract Value, but will not be treated as a withdrawal and will not reduce the value of your Benefit Base or adjusted aggregate Purchase Payments for the Return of Purchase Payments Death Benefit.  However, because such deduction will reduce the Contract Value, the death benefits under the Contract may also be reduced, perhaps significantly. Ongoing deductions will also not count as withdrawals under the SecurePay rider, however, they will reduce the Contract Value and therefore may limit the potential for increasing the rider’s Annual Withdrawal Amount and Benefit Base through higher Contract Values on Contract Anniversaries.”

33.       In the second paragraph, please explain how frequently the Advisory Fee will be deducted, and clarify that the Advisory Fee will be assessed as a percentage of Contract Value.

Response:                 The Company has added disclosure to the subject paragraph as follows, “If you elect to have the Advisory Fee paid out of your Contract Value, the Advisory Fee will be calculated as a percentage of Contract Value and may be deducted on a monthly, quarterly, or annual basis.  Both the Advisory Fee rate and frequency of deduction are based upon the agreement between you and your Financial Intermediary.  The Advisory Fee will be calculated based upon the Contract Value as of the last day of the end of the previous period.  If the Advisory Fee is deducted on a period shorter than annual, the annual rate will be applied to the

Contract Value and prorated for the number of days in the period.  The Advisory Fee may be charged in advance or arrears.”, as recommended by the Commission Staff.

34.       In the fourth paragraph, please clarify what is meant by non-written instructions “regarding allocations.”

Response:                 The Company has revised the disclosure as follows, “Once you submit the Advisory Fee Authorization to us to pay your Advisory Fee from your Contract Value, we will continue to make such payments unless you or your Financial Intermediary instruct us to terminate such payment. Owners or their Financial Intermediaries may instruct us to terminate this Advisory Fee Authorization by Written Notice at any time. The Advisory Fee Authorization may also be terminated by telephone, facsimile, automated telephone system or via the Internet at www.protective.com (“non-written instructions”). For non-written instructions regarding termination of your Advisory Fee Authorization, we may require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions.”, as recommended by the Commission Staff.

35.       Please remove the fifth paragraph, which states that the Company will not verify that the amount of the Advisory Fee deducted from Contract Value is the amount called for in the Advisory Fee Authorization.  The Company is responsible for ensuring that it accurately processes all Contract transactions (especially those submitted on its own corporate forms).

Response:                 The Company has revised the subject paragraph to read as follows, “We will verify that the amount of the Advisory Fee deducted from your Contract is the amount called for in your Advisory Fee Authorization.  We will send you a confirmation of the amount deducted, and you should review to verify that the Advisory Fee amount is accurate.”, as recommended by the Commission Staff.

36.       The last paragraph states that the Company has not made any independent investigation of the Financial Intermediaries, nor does it endorse any Financial Intermediaries or make any representations as to their qualifications.  Please explain the Company’s basis for making these statements, as the Company and its principal underwriter have entered into a distribution agreement with each Financial Intermediary, and the financial advisers of the Financial Intermediaries are appointed agents of the Company in order to sell the Contracts.

Response:                 The Company notes that the distribution agreement entered into by the Company and its principal underwriter with each Financial Intermediary and the appointment of financial advisers of the Financial Intermediaries as agents of the Company in order to sell the Contract did not involve an evaluation or assessment of the skill or qualifications of the Financial Intermediary and its financial advisers to provide investment advisory services.  Such an evaluation or assessment is beyond the scope of the distribution agreement entered into by the Company and its principal underwriter with the Financial Intermediary and the standards that apply to the appointment of insurance agents under state insurance law.  With that in mind, the Company has modified the subject paragraph to read as follows:

Please note that we have not made any independent assessment of the qualifications of your Financial Intermediary or its financial advisers to provide investment advisory services, nor do we endorse any Financial Intermediaries or their financial advisers or make any representations as to those qualifications.

The Guaranteed Account

37.       Please disclose the guaranteed minimum rates for both the Fixed Account and the DCA Accounts, and explain how an Owner may obtain current interest rates.

Response:                 The guaranteed minimum interest rate is set forth in the specifications pages to the policy form for each Contract and is subject to change every year on May 1st.  Therefore, the subject sentence has been modified to read as follows, “The guaranteed minimum interest for each account in the Guaranteed Account is currently 1%.  However, the guaranteed minimum interest is reset annually on May 1st of every year for new Contracts we issue on or after May 1st.  If you previously submitted an application but your Contract has not been issued by May 1st, then the guaranteed minimum interest may not be what is disclosed here.   The current interest rate for each account in the Guaranteed Account under your Contract is available to you through your myprotective.com account or by calling toll-free 1-800-456-6330.”

Death Benefit

38.       In the second paragraph, please clarify whether the death benefit discussion applies to Qualified Contracts in addition to Non-Qualified Contracts.  We note that the PLAIC prospectus indicates that it does, whereas the PLIC indicates that it only applies to Non-Qualified Contracts.

Response:                 The Company has clarified the subject paragraph with changes to the disclosure  as follows, “The following discussion generally applies to Qualified Contracts and Non-Qualified Contracts, except where noted otherwise.”

Death Benefit — Contract Value Death Benefit

39.       Please state that if an Owner chooses to pay Advisory Fees from his or her Contract Value, then these ongoing deductions will reduce the Contract Value and therefore the death benefit amount.  Please provide a simple example explaining that a 1.50% Advisory Fee would reduce a $100,000 death benefit by $1,500 in one year, and that over time the death benefit could be significantly reduced (e.g., in ten years the Advisory Fees could reduced the death benefit by $15,000).

Response:                 The Company has added disclosure as follows, “Note that the Contract Value is reduced by fees and charges. If an Owner chooses to pay Advisory Fees from his or her Contract Value, then these ongoing deductions will reduce the Contract Value and therefore the death benefit amount.

For example, assume that your starting Contract Value is $100,000 and that your agreement with your financial advisor includes an Advisory Fee of 1.00% annual rate taken at the beginning of each quarter. Assuming a linear growth rate of 5% annually (net of all other fees and charges), if you choose to take advisory fees from the Contract, by the end of one year you will pay $1,014.71 to your advisor and your Contract Value will be $103,953.93. Had you chosen not to take Advisory Fees from your Contract, your Contract Value at the end of the year, and therefore your Contract Value Death Benefit at that time, would have been $105,000. You should discuss with your advisor whether it is in your best interest to take advisory fees from your Contract or pay them from another source.”, as recommended by the Commission Staff.

Death Benefit — Return of Purchase Payments Death Benefit

40.       The disclosure states that the deduction of fees for optional benefits and the deduction of the Advisory Fee do not reduce the death benefit.  As such fees do reduce the Contract Value and therefore could reduce the Return of Purchase Payments Death Benefit, please revise  this disclosure to more accurately state that the deduction of such fees are not treated as withdrawals for purposes of adjusting the Return of Purchase Payments Death Benefit.  Please also state that if an Owner chooses to pay Advisory Fees from his or her Contract Value, then these ongoing deductions will reduce the Contract Value and could therefore reduce the Return of Purchase Payments Death Benefit amount.

Response:                 The Company has added the disclosure recommended by the Commission Staff.

41.       Please disclose that election of the SecurePay rider will limit the Owner’s ability to make additional Purchase Payments, and therefore may limit the value of the Return of Purchase Payments Death Benefit.

Response:                 The Company has added the disclosure recommended by the Commission Staff.

42.       (PLAIC Only) Please remove the second paragraph, which is redundant with the “Suspension of the Enhanced Value of the Return of Purchase Payments Death Benefit” discussion later in this section.

Response:                 The Company has removed the subject paragraph, as recommended by the Commission Staff.

Death Benefit — Suspension of the Enhanced Value of the Return of Purchase Payments Death Benefit

43.       Please disclose whether the Company will continue to assess the fee for Return of Purchase Payments Death Benefit during the one-year period of suspension.

Response:                 The Company has added disclosure to the subject section as follows, “The Company will continue to assess the fee for Return of Purchase Payments Death Benefit during the one-year period of suspension.”, as recommended by the Commission Staff.

Protected Lifetime Income Benefits — The SecurePay Rider

44.       In the first paragraph, please revise the second sentence to state that withdrawals from the Contract before the Benefit Election Date, and Excess Withdrawals on or after the Benefit Election Date, reduce the Annual Withdrawal Amount and the Benefit Base, and that such withdrawals could significantly reduce the Annual Withdrawal Amount and the Benefit Base.  Please bold this disclosure, and make it clear that such withdrawals reduce Contract Value to zero, the Contract and rider will terminate.

Response:                 The Company has added the disclosure requested by the Commission Staff. The Company has also bolded the language as requested.

Protected Lifetime Benefits — The SecurePay Rider — Important Considerations

45.       In the first bullet, please explain that the investment restrictions have been designed to minimized the risk that Contract Value will be reduced to zero, thereby requiring the Company to make lifetime payments from its general account.

Response:                 The Company has also added disclosure as follows, “If you purchase the SecurePay rider, your options for allocating Purchase Payments and Contract Value are restricted to limit the risk that the Company will be required to make lifetime payments under the SecurePay rider from Protective Life’s general account.”, as requested by the Commission Staff.

46.       In the second bullet, please disclose the potential consequences of restricting Purchase Payments after the Benefit Election Date or two years following the Rider Issue Date (e.g., such restrictions limit the ability to increase the Benefit Base, and therefore the AWA, through higher Contract Values on Contract Anniversaries, as well as limit the ability for increase in Contract Value and death benefit values (particularly the Return of Purchase Payments Death Benefit)).

Response:                 The Company has added disclosure to the subject bullet point as follows, “Such restrictions on Purchase Payments after the Benefit Election Date or two years following the Rider Issue Date may limit the ability to increase the Benefit Base, and therefore the AWA, through higher Contract Values on Contract Anniversaries, as well as limit the ability for increase in Contract Value and death benefit values (particularly the Return of Purchase Payments Death Benefit).”

47.       (PLIC Only) Regarding the last bullet, please confirm supplementally that the Company has disclosed all material state variations (e.g., by providing an appendix listing those states where the SecurePay rider, or certain of its terms and features, are not available).

Response:                 The SecurePay rider has been approved by the Compact. Approvals of the SecurePay rider are still outstanding for CA, DC, DE, and FL. Should any of the outstanding states require a state specific version, or if the SecurePay rider is not yet available in a state, the Company will disclose that information in the SecurePay section of the prospectus.

48.       Please disclose that if an Owner chooses to pay Advisory Fees from his or her Contract Value, then such deductions will not count as withdrawals under the rider and will not reduce the Annual Withdrawal Amount or the Benefit Base, but such ongoing deductions will reduce the Contract Value and therefore may limit the potential for increasing the Annual Withdrawal Amount and Benefit Base through higher Contract Values on Contract Anniversaries.

Response:                 The Company has added disclosure to the subject section as follows, “if an Owner chooses to pay Advisory Fees from his or her Contract Value, then such deductions will not count as withdrawals under the rider and will not reduce the Annual Withdrawal Amount or the Benefit Base, but such ongoing deductions will reduce the Contract Value and therefore may limit the potential for increasing the Annual Withdrawal Amount and Benefit Base through higher Contract Values on Contract Anniversaries.”

Protected Lifetime Income Benefits — Calculating the Benefit Base Before the Benefit Election Date

49.       Please clarify that the initial Benefit Base is equal to the initial Purchase Payment if the SecurePay rider is purchased at issue, and equal to Contract Value if purchased under RightTime.  Please make corresponding changes to footnote 3 to the Optional Benefit Charges fee table.

Response:                 The Company has modified the subject sentence located in both the “Calculating the Benefit Base Before the Benefit Election Date” and the “Periodic Fees and Charges” sections as follows, “If the rider is purchased at issue, your initial Benefit Base is equal to your initial purchase payments. If the rider is added through RightTime, your initial Benefit Base is equal to your Contract Value on the Rider Issue Date.”

Protected Lifetime Income Benefits — Calculating the Benefit Base On or After the Benefit Election Date — Excess Withdrawals

50.       In the second example, please state that an Excess Withdrawal could reduce the Benefit Base by substantially more than the actual amount of the withdrawal, and highlight the fact that a $1,000 Excess Withdrawal reduced the Benefit Base by more than $1,000.

Response:                 The Company has added the disclosure as follows, “An Excess Withdrawal could reduce the Benefit Base by substantially more than the actual amount of the withdrawal. Furthermore, a $1,000 Excess Withdrawal will reduce the Benefit Base by more than $1,000.”

Protected Lifetime Income Benefits — Reduction of Contract Value to Zero

51.       (PLAIC Only) In the third bullet, please state that if benefits are being paid under the SecurePay NH benefit on the Annuity Date, the amount of the annuity payments will be determined in accordance with the terms of the SecurePay NH endorsement, and provide a cross-reference to “Availability of SecurePay NH Benefit after Annuitization.”  Please provide corresponding changes to the “Benefit Available on Maximum Annuity Date (oldest Owner’s or Annuitant’s 95th birthday)” discussion that immediately follows.

Response:                 The Company has added disclosure to the subject bullet as follows, “If benefits are being paid under the SecurePay NH benefit on the Annuity Date, the amount of the annuity payments will be determined in accordance with the terms of the SecurePay NH endorsement. (See ““Availability of SecurePay NH Benefit after Annuitization.”), as recommended by the SEC Staff.

Protected Lifetime Income Benefits — SecurePay Fee

52.       The disclosure states that the fee for the SecurePay rider is deducted only from the Sub-Accounts, and an Owner must transfer some assets from the DCA Account to the Sub-Accounts before the fee is charged.  If true, please clarify that this is the only case if there is not enough Contract Value in the Sub-Accounts to pay the fee.  Please also describe what will happen if an Owner does not make this transfer.  Please provide corresponding disclosure to the Charges and Deductions section of the prospectus.

Response: The Company has removed disclosure that stated as follows, “Accordingly, you must have transferred some assets from your DCA Account to Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged.” This sentence was incorrect in that it implied the client needed to take action. That is not the case. If a client has selected DCA, the transfer occurs automatically each month, with no input from the client.  Furthermore, there will always be enough assets in the Sub-Account to pay the fee.  The DCA is 1/12 of the purchase payment, which is always sufficient to cover the SecurePay rider fee.  Also, the DCA transfer occurs before any monthly deductions of fees occur.

Protected Lifetime Income Benefits — Terminating the SecurePay Rider

53.       The Rider terminates on the Maximum Annuity Date.  Please describe whether the rider terminates on the Annuity Date, and explain whether the Owner is entitled to elect lifetime income payments based on the AWA.

Response:                 The Company has added disclosure to the list of SecurePay Rider Terminating Events as follows, “The Annuity Date;”, as requested the Commission Staff.  In addition, the Company notes that prior to the Maximum Annuity Date, an Owner can only annuitize their Contract Value.  If the Contract Value applied to the selected annuity payment option would result in a larger payment than the current AWA payments, the Company will process the Owner’s request to annuitize the Contract before the Maximum Annuity Date.  If the Contract

Value applied to the selected annuity payment option would result in smaller payments than the AWA payments, the Company would inform the client that annuity payment would be smaller and the Company would seek affirmation that the client still desired the annuity payment.  AWA payments previously requested by the Owner would continue to be made.  In certain circumstances, the client may wish to receive the smaller annuity payments (rather than a larger AWA payments) for tax purposes.

Protected Lifetime Income Benefits — Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits

54.       Please update the list of Sub-Accounts in the Allocation by Investment Categories to include the PIMCO Total Return, Vanguard VIF Global Bond Index, Vanguard VIF High Yield Bond, and Vanguard VIF Moderate Allocation Sub-Accounts.  Further, please confirm that certain Sub-Accounts are intended to be in more than one Category (e.g., the Goldman Sachs Core Fixed Income, Invesco V.I. Balanced Risk Allocation, and Lord Abbett Growth Opportunities Sub-Accounts).

Response:                 The Company has updated the list of Sub-Accounts in the Allocation by Investment Categories to all funds listed in the comment from the Commission Staff. Furthermore, any listing of Sub-Accounts in multiple Categories was an error and has since been corrected.

55.       When discussing Prohibited Allocation Instructions, please update the reference to the Fidelity VIP Contrafund Sub-Account, which is not offered under the Contract.

Response:                 The Company has complied with the Commission Staff’s comment by updating the subject example to include the Fidelity VIP Mid Cap Sub-Account, which is currently offered under the Contract.

Suspension or Delay in Payments

56.       When discussing potential suspension or delay in payments, please ensure that all contract transactions are noted (e.g., transfers and variable income payments from the Variable Account; variable income payments from the Invesco Oppenheimer V.I. Government Money Fund Sub-Account; transfers, fixed income payments, and payment of the death benefit from the Guaranteed Account). Please also clarify that the Company may delay payments from the Variable Account when the New York Stock Exchange is closed other than customary weekend and holiday closings. See Section 22(e) of the 1940 Act.

Response:                 The Company has added “when the New York Stock Exchange is closed other than customary weekend and holiday closings;” to the end of the first item in the subject list, as recommended by the Commission Staff. The Company has also added disclosure to the same section as follows, “We will also delay execution of the following: (a) transfers and variable income payments from the Variable Account; (b) variable income payments from the Invesco Oppenheimer V.I. Government Money Fund Sub-Account; and (c) transfers, fixed income payments, and payment of death benefit from the Guaranteed Account.”

Charges and Deductions — Death Benefit Fees

57.       When describing the fee for the Return of Purchase Payments Death Benefit, please disclose that this fee is deducted from Contract Value.

Response:                 The Company has added the disclosure to the subject sentence as follows, “The fee is deducted from the Contract Value and is equal, on an annualized basis, to 0.20% of your death benefit value measured on each Monthly Anniversary Date.”

Charges and Deductions — SecurePay Fee

58.       In the second paragraph, please clarify the phrase “stated above” when referring to the maximum SecurePay Fee.

Response:                 The Company has revised the subject paragraph to read as follows, “The SecurePay Fee is currently 1.40% (1.50% under RightTime) of the Benefit Base. We reserve the right to increase the SecurePay Fee up to the maximum stated below if, in our sole discretion, such change is necessary or appropriate to mitigate the risks and costs Protective Life assumes in offering the riders. We will not increase the SecurePay Fee above a maximum of 2.00% (2.20% under RightTime) of the Benefit Base, however.”

59.       (PLIC Only) In the last paragraph, please update the cross-reference to the “SecurePay 5,” which is not offered under the Contract.

Response:                 The Company has updated the cross-reference in accordance with the comment from the Commission Staff.

Charges and Deductions — Contract Maintenance Fee

60.       Please briefly describe what is provided in consideration for the contract maintenance fee. Item 6(a) of Form N-4.

Response:                 In response to the Commission Staff comment, the following disclosure has been added to end of the paragraph in the “Charges and Deductions — Contract Maintenance Fee” section of the prospectus: “We deduct the contract maintenance fee to compensate us for certain fixed costs we bear in administering the Contract.”

Annuity Payments — Annuity Date

61.       (PLAIC Only) An Owner may not choose an Annuity Date that is less than one year after the Issue Date. Please also state that an Owner may not choose an Annuity Date that is less than three years after the most recent Purchase Payment, as stated elsewhere throughout the prospectus. Please also make corresponding changes in “Annuity Payments — Annuity Date - Changing the Annuity Date.”

Response:                 The disclosure which states that an Owner may not chose an Annuity Date that is less than three years after the most recent Purchase Payment is incorrect, and has been removed from the following sections of both prospectuses: in the “Example of Charges” section, in the “Summary — What are the Purchase Payments” section, in the “Description of the Contract — Purchase Payments” section, in the “Annuity Payments — Annuity Date” section, and in the “Annuity Payments — Changing the Annuity Date” section. The removed disclosure applies to commission-based products and not fee-based products. Therefore, the requested change is thought to not be necessary.

Annuity Payments — Annuity Date- Changing the Annuity Date

62.       Regarding the last sentence of this paragraph, please explain supplementally why an Owner is limited in his or her selection of an Annuity Option if the Annuity Date is changed (e.g., why is an Owner no longer permitted to choose Annuity Option A if he or she changes the Annuity Date?).

Response:                 The Company has removed the following disclosure, “You may not choose a new Annuity Date that is less than 3 years after the most recent Purchase Payment. You also must elect as your Annuity Option either payments for the life of the Annuitant with no certain period or for a certain period of no less than 10 years.”, which was applicable to commission based products and not to advisory fee based products.

Annuity Payments — Annuity Value

63.       Please describe the circumstances under which the Annuity Value is based on the SecurePay rider’s Benefit Base on the Annuity Date rather than the Contract Value.

Response:                 This Contract does not have a provision for the Annuity Value to be based on the SecurePay rider’s Benefit Base. Under certain circumstances, such as when the Contract Value is reduced to zero after the Benefit Election Date is set or the Maximum Annuity Date is reached, the Contract may be annuitized with a monthly payment equal to 1/12 of the rider’s AWA. However, that is different than using the Benefit Base as the Annuity Value. In circumstances where a Contract has a high Benefit Base, it may be beneficial to the Owner to elect the payments under the SecurePay rider rather than annuitize the Contract.

Annuity Payments — Annuity Income Payments

64.       Please state that the mortality and expense risk charge and the administration charge will continue to be assessed if variable income payments are selected. See Guide 10 to Form N-4.

Response:                 The Company has added disclosure to the subject paragraph as follows, “The mortality and expense risk charge and the administration charge will continue to be subtracted as part of the net investment factor.”, as recommended by the Commission Staff.

65.       Please disclose how frequently annuity income payments will be made. Item 8(c) of Form N-4.

Response:                 The Company has added disclosure to the subject paragraph as follows, “You have the option of choosing to receive annuity income payments monthly, quarterly, semi-annually, or annually.”

Annuity Payments — Minimum Amounts

66.       The prospectus states that if annuity income payments are less than the minimum payment amount, the Company reserves the right to change the frequency of such payments. Please disclose the minimum payment amount. Item 8(e) of Form N-4.

Response:                 The Company has added the disclosure to the subject section of the prospectus as follows, “The current minimum payment amount is $50, but we reserve the right to change that amount in the future.”

Yields and Total Returns — Standardized Average Annual Total Returns

67.       Please state that yields and total returns for the Sub-Accounts do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value, and that if such fees were reflected, performance would be lower.

Response:                 The Company has added disclosure at the end of the “Performance Comparisons” section of the prospectus as follows, “Such performance comparisons of sub-accounts do not reflect any advisory fees paid to financial intermediaries from contract value, and if such fees were reflected performance would be lower for both Protective and other variable annuity issuers.”

68.       (PLIC Only) To avoid investor confusion, please remove the reference to surrender charges that may apply when providing standardized average annual total returns, as the Contract does not impose such charges.

Response:                 The Company has removed all references to surrender charges from the subject section, as recommended by the Commission Staff.

Taxation of Annuities in General — Tax Consequences of Protected Lifetime Income Benefits — Annuity Payments

69.       (PLIC Only) Please remove the reference to the Optimal Withdrawal Amount, which is not a term under the Contract.

Response:                 The Company has made the recommended deletion in accordance with the comment from the Commission Staff.

Qualified Retirement Plans — Protected Lifetime Income Benefits

70.       (PLIC Only) Please remove references to the PLIB riders, which are not offered with the Contract.

Response: The Company has made the recommended deletion in accordance with the comment from the Commission Staff.

Advisory Fees Paid From Your Contract Value

71.       Please describe the “certain conditions” that must be met for the Company to not treat Advisory Fees paid from Contract Value as withdrawals for income tax purposes.

Response:                 In response to the Commission Staff comment, the Company has added disclosure after the first sentence of the subject section of the prospectus which states as follows, “To meet those conditions, you and your Financial Intermediary must provide a completed written Advisory Fee Authorization form (which we will provide to you) that sets forth the amount of the Advisory Fees and the frequency with which the Advisory Fees should be deducted from your Contract Value and paid to your Financial Intermediary.  The Advisory Fees may not exceed an amount equal to an annual rate of 1.5% of the Contract’s Contract Value and they may be used to compensate your Financial Intermediary only for investment advice provided to you with respect to the Contract and not for any other services.  During any period for which the Advisory Fee Authorization is in effect, the Advisory Fees that are subject to such authorization must be paid solely out of the Contract Value and you, as the owner, may not pay such Advisory Fees directly to the Financial Intermediary.  The Advisory Fee Authorization must be irrevocable with respect to Advisory Fees paid and Advisory Fees accrued but not yet paid.”

Distribution of the Contracts - Commissions

72.       Please clarify that the Company does not pay Commissions to Financial Intermediaries because such intermediaries receive compensation in connection with the Contract in the form of Advisory Fees paid by Owners.

Response:                 The Company has added disclosure to the subject section of the prospectus as follows, “Financial Intermediaries receive compensation in connection with the Contract in the form of Advisory Fees paid by the Owner pursuant to an agreement between you and the Financial Intermediary.”

Appendix A — Death Benefit Calculation Examples

73.       (PLAIC Only) Please remove references to the Maximum Anniversary Value and Maximum Quarterly Value Death Benefits, which are not offered with the Contract.

Response:                 The Company has removed the references to the Maximum Anniversary Value and Maximum Quarterly Value Death Benefit, as recommended by the Commission Staff.

Appendix C — Explanation of the Commuted Value Calculation

74.       To avoid investor confusion, please remove the last sentence referencing surrender charges, as the Contract does not impose such charges.

Response:                 The Company has made the recommended deletion in accordance with the comment from the Commission Staff.

Appendix D — Condensed Financial Information

75.       Please revise the disclosure to state that condensed financial information has not been provided because no Sub-Account offered under the Contract had commenced operations as of December 31, 2019 (emphasis added). See Item 4(a) of Form N-4.  Alternatively, if any Sub-Account has been previously made available under any other contract offered through the same separate account (i.e., the other contract has the same underlying fund option and same total separate account expense of .30%), then please include in the Appendix the accumulation unit values and number of accumulation units outstanding for each such Sub-Account from the date of its inception (or for ten years, if less). See Instruction 1 to Item 4(a) of Form N-4.

If the former, please remove from the Appendix the list of Sub-Accounts and dates of inception. If the latter, please update the list to: (a) remove those subaccounts not offered under the Contract; (b) update the name of the Lord Abbett Calibrated Dividend Growth Sub-Account to the Lord Abbett Dividend Growth Sub-Account; and (c) include the Invesco V.I. International Growth Sub-Account as well as the Vanguard Variable Insurance Fund and DFA Investment Dimensions Group Inc. Sub-Accounts.  See Instruction 4 to Item 4(a) of Form N-4.

Response:                 The Company confirms that there are no other variable annuity contracts funded  by the separate account with the same daily asset-based charge structure.  The inception dates of the funds as well as the unit value tables have been removed accordingly.

STATEMENT OF ADDITIONAL INFORMATION

76.       (PLIC Only) On the cover page, please update the date of the Statement of Additional Information and the date of the prospectus referenced in the first paragraph.

Response:                 The Company has updated the subject dates to “August   , 2020”, in accordance with the comment from the Commission Staff.

PART C

77.       Please remove exhibits relating to funds that are not offered under the Contract (e.g., the Oppenheimer Variable Account Funds).  Please confirm supplementally that all required Fund agreements are included as exhibits, including participation agreements (e.g., with Vanguard Variable Insurance Funds and DFA Investment Dimensions Group Inc.) and Rule 22c-2 agreements (e.g., with AIM Variable Insurance Funds (Invesco Variable Insurance Funds), American Funds Insurance Series, Clayton Street Trust, Legg Mason Partners Variable Equity Trust, and PIMCO Variable Insurance Trust).

Response:                 The Company has removed all exhibits relating to funds that are not offered under the Contract in accordance with the comment from the Commission Staff.  The Company also confirms that all required Fund agreements were either included in the filing of the Form N-4 Registration Statement filed on April 20, 2020, incorporated by reference from a prior filing or will be included in the forthcoming Pre-Effective Amendment.

78.       The information provided in response to Item 26 states that all of the Company’s outstanding voting common stock is owned by Protective Life Corporation, a subsidiary of The Dai-ichi Life Insurance Company, Limited, and lists the Company’s wholly- owned subsidiaries. As required by the Item, please provide a list or diagram of all persons directly or indirectly controlled by or under common control with the Company or the separate account and for each such person indicate (1) if a company, the state or other sovereign power under whose laws it is organized, (2) the percentage of voting securities owned or other basis of control by the person, if any, immediately controlling it, and (3) its principal business unless such principal business is implicit in its name.  This would include, but may not be limited to, all persons directly or indirectly owned by Protective Life Corporation and The Dai-ichi Life Insurance Company, Limited.

Response:                 The Company has complied with the comment from the Commission Staff.

79.       Once the Contract has been issued, please provide the number of qualified and non- qualified contractowners. Item 27 of Form N-4.

Response:                 The Company has modified the response to Item 27 of Form N-4 to state as follows, “As of July 31, 2020, sales of Protective Investors Benefit Advisory Individual Flexible Premium Deferred Variable and Fixed Annuity Contract had not yet commenced, and therefore as of that date, there were no owners of qualified or non-qualified Contracts.

80.       Please note the signature requirements of Section 6(a) of the Securities Act of 1933 (the “Securities Act”), which requires that the registration statement also be signed by the Registrant’s principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in Section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Response:                 The Company has listed Steven G. Walker’s additional title as Principal Accounting Officer on the signature page in response to the Commission Staff comment.

*  *  *  *  *

In addition to the enclosed marked pages, please note that the Company has made certain non-material and stylistic changes to the prospectus disclosure.

The Company intends to file with the Commission the Amendment as soon as practical.  Acceleration requests from the Company and from the principal underwriter will accompany the Amendment and will request acceleration of the effectiveness of the Registration Statement to August 15, 2020.  Any assistance you can provide the Company in meeting the proposed effective date would be very much appreciated.

Please do not hesitate to call the undersigned at (205) 268-1113, or our counsel Thomas Bisset at (202) 383-0118 with any questions or comments concerning this response.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

Brad Rodgers
Vice President, Senior Counsel

cc:  Ms. Sally Samuel

Mr. Thomas Bisset